UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[FEE REQUIRED]

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[NO FEE REQUIRED]

For the transition period from _______________ to _______________

Commission File Number: 1-4639

CTS CORPORATION
RETIREMENT SAVINGS PLAN

(Title of Plan)

905 West Boulevard
North
CTS Corporation	Elkhart, IN 46514

(Issuer of Securities)	(Address of Principal
Executive Offices)

CTS Corporation Retirement Savings Plan

December 31, 2004 and 2003

*Note:	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(i)

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator
of the CTS Corporation Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CTS Corporation Retirement Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Indianapolis, Indiana
June 23, 2005

CTS Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments	$134,488,792	$129,413,763
Contributions receivable
Employer	39,838	25,709
Employee	93,251	56,215

Net assets available for benefits	$134,621,881	$129,495,687

The accompanying notes are an integral part of the financial statements.

CTS Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2004

Additions
Investment Income
Net appreciation in fair value of investments	$8,231,230
Interest	186,737
Dividends	1,546,327

9,964,294

Contributions
Employer	1,903,476
Employee	4,599,008
Rollover	294,026

6,796,510

16,760,804

Deductions
Benefits paid to participants	11,542,130
Administrative expenses	43,009
Other expenses	49,471

11,634,610

Net increase	5,126,194
Net assets available for benefits
Beginning of year	129,495,687

End of year	$134,621,881

The accompanying notes are an integral part of the financial statements.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of Plan

The following brief description of the CTS Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Detailed information about the Plan is contained in the summary plan description which is available from the CTS Corporation (the “Company” or “Employer”) Human Resources Department.

General

The Plan was established January 1, 1983 and provides the opportunity for eligible employees to make regular and systematic savings through salary reductions and to share a portion of the profits of the Company. The Plan is a defined contribution plan and is subject to Section 401(k) of the Internal Revenue Code (“IRC”) and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation

In general, employees are eligible to participate upon employment with the Company. Active employees can enroll in the Plan at the beginning of any calendar quarter.

Contributions

Employees may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 35 percent of their gross pay. The Company makes matching contributions of 50 percent of participant’s voluntary contributions up to 6 percent of the participant’s eligible compensation. No Company matching contributions are made on employee contributions in excess of 6 percent. The Company provides supplemental contributions at the rate of 3 percent of compensation to non-exempt salaried and hourly employees not covered by a defined benefit plan. The Employer may also make an incentive contribution at the discretion of Company management. All contributions are invested according to the elections specified by each participant. The Plan currently offers a money market fund, fourteen mutual funds and Company common stock as investment options for participants.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions vest at the rate of 20 percent for each year of employment and are fully vested after five years of employment, except for participants from the Carlisle, Pennsylvania facility who became 100% vested in Company contributions when the facility closed in 2003.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2004 and 2003

Payment of Benefits

Following termination of service, a participant may elect to receive a distribution of his or her vested account balance at any time. Active participants who have attained age 59 1/2 or meet certain hardship criteria may elect an in-service distribution. Distributions under the Plan can be in the form of a lump-sum payment, installment payments or an annuity or a combination of installment payments and an annuity.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. Forfeited balances of terminated employees’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For the years ended December 31, 2004 and 2003, there were $58,374 and $115,715, respectively, of nonvested forfeited accounts which were used to reduce Company contributions. At December 31, 2004 and 2003, $2,909 and $1,838, respectively, of nonvested forfeitures were available to reduce future Company contributions.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 to a maximum amount equal to the lesser of $50,000 or 50 percent of the vested portion of their account balance. The maximum term of a loan is five years. However, the Plan Administrator may extend the loan term beyond five years if the loan is used for the purpose of purchasing a principal residence. The loans bear interest at the prime rate, as published in The Wall Street Journal, as of the first day of the month in which the loan is granted, plus two percent. The loans are collateralized by the participants’ vested account balance.

2.	Accounting Policies

The following is a summary of the significant accounting policies followed in the preparation of the Plan’s financial statements:

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting.

Investments

Investments in securities traded on a national securities exchange are valued at their quoted market price on the last trading day of the Plan year. Investments in mutual funds are credited with actual earnings on the underlying investments and are valued at the net asset value of shares as determined primarily by quoted market prices. Cash and cash equivalents are valued at cost, plus earnings. Participant loans are valued at cost which approximates fair value.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2004 and 2003

The Plan presents in its statement of changes in net asset available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Expenses of the Plan

Administrative expenses of the Plan are paid primarily by the Plan.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in combinations of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Administration of the Plan

JP Morgan Chase Bank is the Plan trustee. JP Morgan Retirement Plan Services, an agent of JP Morgan Chase Bank, is the depository for the Plan’s assets and invests funds in accordance with the Trust Agreement. The Plan Administrator, as of December 31, 2003, was the CTS Corporation Employee Benefits Committee. Subsequent to that date, the Plan Administrator is the CTS Corporation Benefit Plan Administration Committee.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2004 and 2003

4.	Investments

The investments reflected in the Statement of Net Assets Available for Benefits represent the total assets in the Plan as of December 31, 2004 and 2003. The following is a summary of the Plan’s participant-directed investments, at fair value, which were 5 percent or more of the Plan’s net assets at December 31:

	2004	2003
JP Morgan Prime Money Market Fund	$23,097,276	$24,148,093
CTS Corporation common stock	11,524,783	10,222,413
Mutual Funds
One Group Diversified Equity Fund	11,672,047	12,467,295
Gabelli Growth Fund	21,091,718	23,013,057
American Century Ultra Fund	22,850,735	23,624,425
JP Morgan Diversified Equity Fund	9,300,317	9,412,300
One Group Intermediate Bond Fund	8,959,393	9,678,468
American Century International
Growth Fund	6,894,599

During 2004, the Plan’s investments (including gains and losses and investments bought and sold, as well as held during the year) appreciated in value as follows:

Appreciation of investments at fair value as determined by quoted market prices

CTS Corporation common stock	$1,620,672
Mutual funds	6,610,558

Total	$8,231,230

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination or partial termination of the Plan, all affected participants will become fully vested in their accounts.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 21, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2004 and 2003

7.	Party-In-Interest Transactions

Certain Plan investments held at December 31, 2004 and 2003 are shares of mutual funds managed by JP Morgan Chase Bank. JP Morgan Chase Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

In addition, certain Plan investments at December 31, 2004 and 2003 are shares of CTS Corporation common stock. At December 31, 2004 and 2003, fair value of the shares of common stock was $11,524,783 and $10,222,413 respectively. CTS Corporation is the Plan Sponsor as defined by the Plan and, therefore, transactions related to the common stock qualify as party-in-interest transactions.

The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation.

Certain Plan investments at December 31, 2004 and 2003 were managed by agents of the trustee.

SUPPLEMENTAL SCHEDULES

CTS Corporation Retirement Savings Plan

Schedule H, line 4a — Schedule of Delinquent Participant Contributions
December 31, 2004

Participant Contributions Transferred	Total that Constitute Non-exempt
Late to Plan	Prohibited Transactions
$4,344	$4,344

Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

		Description of Investments
	Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,		Fair
	or Similar Party	Par or Maturity Value	Cost (1)	Value

*	Chase Manhattan Bank	Cash		$85

*	JP Morgan Prime Money Market Fund	Money market fund (23,097,276 units)		23,097,276

*	CTS Corporation	CTS Corporation common stock, no par value, (867,177 shares)		11,524,783

*	American Century Equity Index Fund	Mutual fund (321,670 units)		1,553,665
*	American Century International Growth Fund	Mutual fund (760,993 units)		6,894,599
*	American Century Large Company Value Fund	Mutual fund (137,657 units)		893,395
*	American Century Small Company Fund	Mutual fund (330,834 units)		3,371,199
*	American Century Strategic Allocation — Moderate Fund	Mutual fund (87,583 units)		592,937
*	American Century Ultra Fund	Mutual fund (774,601 units)		22,850,735
	Armada Core Equity Fund	Mutual fund (13,824 units)		162,567
	Gabelli Growth Fund	Mutual fund (807,493 units)		21,091,718
*	JP Morgan Diversified Equity Fund	Mutual fund (675,404 units)		9,300,317
*	JP Morgan US Equity Fund	Mutual fund (468,519 units)		5,139,648
	Oakmark Equity and Income Fund	Mutual fund (117,238 units)		2,755,102
	One Group Diversified Equity Fund	Mutual fund (952,043 units)		11,672,047
	One Group Intermediate Bond Fund	Mutual fund (836,545 units)		8,959,393
	Royce Premier Fund	Mutual fund (140,251 units)		2,113,585

				97,350,907

*	Participant loans	$2,515,741 principal amount, interest rates ranging from 5.0% to 11.5%, due from January 1, 2004 to September 4, 2014 (600 loans)		2,515,741

				$134,488,792

*	Party-in-interest

(1)	Form 5500 does not require cost information for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CTS Corporation
Retirement Savings Plan

/s/ James L. Cummins
James L. Cummins, Chairman
CTS Corporation
Benefit Plan Administration Committee

Dated: June 27, 2005

EXHIBIT INDEX

Exhibit
Number	Description
23	Consent of Independent Registered Public Accounting Firm